FAIRWAY TECH, INC.

FORM C

OFFERING MEMORANDUM

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the risks that are common to many of the companies on the Andes Capital, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

FORWARD LOOKING STATEMENTS

There are statements in this Form C that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Form C carefully, especially the risks discussed under "Risk Factors." Although management believes that the assumptions underlying the forward-looking statements included in this Form C are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following

information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Form C will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

The Company

Name of Company	Fairway Tech, Inc.
State of Organization	California
Date of Formation	May 3, 2020
Entity Type	Corporation
Street Address	2549 Eastbluff Dr, Suite 411, Newport Beach, CA 92660
Website Address	www.fairwaytech.co

Directors and Officers of the Company

Name	Age	Position
Vikram Prabhu	33	Chief Executive Officer, and Chairman of the Board of Directors

Vikram built his career working with and investing in companies of all sizes in various industries. After obtaining his Master's in Accounting and Finance from the London School of Economics, he started his career in a diversified manufacturing company in India, which manufactures sugar, industrial alcohol, and power.

He founded a nutritional supplement company in the UK, working with medical professionals, alternative healthcare practitioners, and nutritionists to create a line of nutritional supplements to promote wellness and holistic nutrition. After moving to Southern California, he co- founded personal care and tech startups specializing in innovative approaches to existing problems. He also began investing in startups at the pre-seed stage in consumer goods, technology, and energy sectors and assisted startups in launching and raising additional funding.

His career spans three continents, and his experience in diverse fields, working with global markets, gives him a unique perspective that enables him to identify promising companies and guide them toward success.

Name	Age	Position
Jason Rodarte Redmond	47	Chief Technology Officer, Chief Financial Officer, and Board of Directors

Jason has spent the last 10 years leading growth for various DTC and marketplace startups. His process involves understanding customer needs, testing acquisition strategies, absorbing performance data, and optimizing for scale. His startup journey began in the world of photo books and prints where he worked with two different brands. The first was an established market player where he helped kickstart growth with new campaigns and an influencer program. The other was a new brand coming into the market from India. He helped grow the brand from launch to $15M in revenue and 400K customers within 2 years using a free-print acquisition strategy.

From there, Jason managed new user growth for a festival ticketing marketplace, gaining valuable product marketing experience working with the head of product. More recently, he led growth for an ecommerce men's apparel brand. He managed acquisition campaigns delivering a profitable 3X ROAS on $2M annual ad spend and expanded the affiliate and influencer programs from $150K to $1.2M in annual revenue. Currently, he's running marketing and community for a new blockchain and NFT marketplace startup.

Name	Age	Position
Sneha Prabhu	33	Secretary, and Board of Directors

After graduating from medical school, Sneha worked for two years as a physician providing healthcare to underserved communities in India before moving to the UK. In London, she started taking ballet classes in her free time, which led to her first startup. Her entrepreneurial spirit, combined with her love of dance, helped her find a gap in the market to start a subscription box for dancers. The demand for the company was so high in the niche market that a few years later, she brought the concept to the US, where she also cofounded a personal care startup in Los Angeles.

She brings a deep understanding of people's needs and an out-of-the-box approach to problem-solving to every project. She is very detail- oriented and enjoys working on design and development to ensure products meet expectations.

When Sneha started golfing, she quickly realized that as a petite female golfer, she would have trouble finding clubs that worked for her when she was traveling. This inspired her to brainstorm a solution with her partners that led Bag Chatter.

Each Person Who Owns 20% or More of the Voting Power

Name of Holder	Number of Shares	% of Voting Power[1] (Prior to Offering)
Vikram Prabhu Sneha Prabhu[2]	2,500,000	50%
Jason Rodarte Redmond	1,500,000	30%

The Company's Business and Business Plan

THE COMPANY

Fairway Tech is a sports technology company. It builds proprietary technology that is adaptable, scalable, and ready to disrupt the broader sports industry. The Company's overall technology vision harnesses the power of AI, VR, and Blockchain, where technology and sports go hand-in-hand to offer unprecedented experiences, insights, and opportunities to enthusiasts around the globe.

Fairway Tech's first product is a peer-to-peer marketplace for the golf industry. The Company operates an intuitive platform that allows users to rent and lend golf equipment through an online marketplace that uses a peer-peer business model, which has been successfully implemented in other industries. The Company plans to grow this platform and build a community of golfers and golf enthusiasts. The Company's vision is to be the 'go to' network for everything golf.

The Company was founded on May 3, 2020, by Vikram Prabhu, Jason Rodarte-Redmond, and Sneha Prabhu. The three founders executed their launch strategies throughout from 2020 through 2022, which consisted of:

- Initial Company Formation
- Building the company's website
    - Integrating strategic technologies platforms related to email / SMS marketing and customer loyalty
- Setting up technology partners and operations
- Establishing vendor relationships
- Preparing initial technology relationships
- Creating Customer Acquisition Strategies
- Establishing operational systems and processes
- Starting short term and planning long term digital marketing campaigns

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[1] Based on 5,000,000 common shares issued and outstanding
[2] Vikram Prabhu owns 1,250,000 shares, and 25% voting power (Prior to Offering); Sneha Prabhu owns 1,250,000 shares, and 25% voting power (Prior to Offering).

Several innovative and strategic programs are expected to launch in 2023. These strategies begin with a RegCF financing offer. The proceeds of the RegCF campaign will be used to increase specific technology development programs, execute marketing programs, launch a optimized Bag Chatter technology website and phone based application strategy and launch an innovative digital marketing engagement program.

SPORTS TECHNOLOGY MARKET

BlueWeave Consulting, a leading strategic consulting and market research firm, in its recent study, estimated the global sports technology market size at USD 12.25 billion in 2022. During the forecast period between 2023 and 2029, BlueWeave expects the global sports technology market size to grow at a robust CAGR of 19.73% reaching a value of USD 47.25 billion by 2029. Major growth drivers for global sports technology market include increasing use of data analytics, the integration of social media and IoT, and a growing interest in fitness and sports among consumers. The industry is expected to experience substantial growth due to the rising demand for data-driven decision-making, as well as the increase in the number of sporting events. There is also a growing demand for technology-based services in the sports industry, with a focus on entertainment activities and engaging audiences.

https://www.blueweaveconsulting.com/report/sports-technology-market

Sports technology refers to man-made tools that are used to aid people in achieving their goals or interests. Globally, the key trends in sports technology are the significant improvement in audience engagement, the increasing number of sports events online and offline, as well as the rising demand for data-driven operations and decisions.

SPORTS TECHNOLOGY MARKET – GOLF

Fairway Tech sees the future of golf technology holding exciting possibilities. Emerging technologies have the potential to enhance the golfing experience and help the industry evolve in new and unexpected ways. As technology continues to advance, its impact on the golf industry and fan experience will be profound. Innovations in equipment, training, and course management will elevate the sport to new heights, attracting more players and enthusiasts. Golf courses will become more fun and fans will enjoy unprecedented access to the sport through digital platforms and immersive experiences. Ultimately, these technological advancements will reshape the golf landscape and redefine what it means to be a fan, player, and industry stakeholder.

Roughly one in seven Americans played golf in 2022, resulting in a direct economic impact of $101.7 billion, according to a new study from the American Golf Industry Coalition.

Last year, almost half (48%) of all golf participants—which includes courses, driving ranges, mini golf, and other golf entertainment venues—were between 6 and 34 years old. The American Golf Industry Coalition's study is being touted on the PGA Tour's website.

https://www.golfcoalition.org/industry-impact

Number of Employees

The Company currently has no employees. The Company may hire or discharge employees in the future to meet its objectives. The Company uses independent contractors.

Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.**   In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the Andes Capital Group, LLC platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Our business is difficult to evaluate because we have a short operating history:

As the Company only has a limited operating history, a limited number of assets, is dependent on investors there is a risk that we will be unable to continue operations.

The industry is highly competitive:

The sports technology industry is highly competitive, and Fairway Tech may face competition from established entities with more resources and brand recognition.

Market conditions may adversely affect the Company:

The demand for sports technology applications can be highly cyclical and affected by a variety of factors, such as changes in consumer spending habits, economic downturns, or fluctuations in commodity prices. Moreover, many consumers do not view the acquisition of sporting technology as an essential need. Thus, in an economic downturn or in difficult situations consumers of sports technology applications may reduce such purchases.

The Company is subject to regulatory risks:

The sporting technology industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

The Company would be adversely affected by technology access breakdowns:

The availability of sports technology applications can be affected by a range of factors, such as weather events, natural disasters, labor disputes, or geopolitical instability.

Intellectual property risks:

FT is reliant upon intellectual property to sell and transport its products, therefore it is subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as trademarks or patents.

Cybersecurity risks:

As a business that operates online, FT may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime.

Technology Product liability risks:

As a sporting technology provider, FT may be exposed to product liability risks, such as defects or design flaws that could result in injury or harm to consumers.

Dependence on key suppliers or partners:

FT depends on key suppliers and partners to provide goods and services. If FT cannot maintain its relationships with key suppliers or partners it could disrupt its operations or harm the Company's business.

Dependence on current management:

The success of FT is also dependent on the experience and expertise of management. The loss of management could disrupt the Company's operations or harm its business. Current management has extensive familiarity with sports technology, given its recent rise in popularity it might be difficult to replace the management team with persons of equivalent knowledge.

Economic risks may negatively affect the Company:

Economic conditions can impact consumer spending and purchasing habits, which could impact FT's sales and profitability. Many participants and casual fans may view pickleball as a luxury and may cutback on expenditures like sports technology applications in difficult economic times.

Competition may negatively affect the Company:

Several sports technology specific ecommerce brands have emerged, joining many incumbent brands which have been in business for many years. Market share for the majority of the sports technology application sales is spread out among many global competitors making competition significant for FT.

As the sports technology industry matures, more ecommerce brands are likely to enter the space with their online brands. There are barriers to entry related to vendor relationships, minimum technology requirements, and having enough capital to properly build technology applications and execute effective sales / marketing campaigns.

In addition to the sports technology specific brands like FT, focused on building, marketing and selling technology applications, individual brands are also considered competition. Technology brands may operate with higher margins and many tech brands offer "Ambassador Programs" which engage customers directly. These brands can offer additional incentives and promotions which are unknown to or not available to sprots technology brands like FT.

These companies may have numerous competitive advantages, including but not limited to:

1. Significantly greater name recognition
2. Established distribution networks and existing customers
3. Additional lines of products with larger purchasing power enabling them to enjoy higher margins and priority relationships with vendors
4. Greater financial and human resources for sales and marketing

The Price of the Security

Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	December 15, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	First serve basis

How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the Offering per the following table. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Funds	% of Investment if Target Offering Amount Raised	Amount If Target Offering Amount Raised	% of Investment if Maximum Offering Amount Raised	Amount If Maximum Offering Amount Raised
Web Development	48%	$24,000	9%	$45,000
Web Maintenance			3%	$12,800
Servers and Support Systems			4%	$18,000
Launch and Marketing	49%	$24,500	43%	$216,000
Expansion and Growth			30%	$148,200
Office Space			3%	$15,000
Legal, Accounting, Compliance			6%	$30,000
Intermediary Fee*	3%	$1,500	3%	$15,000
Total	100%	$50,000	100%	$500,000

*Andes Capital Group shall take three percent (3%) commission of the funds raised in the Offering.

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

The Investment

Process To Invest
- Review this Form C and the PPM
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to admin@andescap.com_ no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- The Company will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the PPM and the Subscription Agreement.

(A) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment.
IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

Price of the Securities

The Company is offering "securities" in the form of, Common Stock, which we refer to as "Shares." The Shares are being offered at $1.25 per Share. For example, if you purchase 100 Shares you will pay $125.

Terms of the Securities

Overview

The Company is offering "securities" in the form of Common Shares, which we refer to as "Shares." The Shares are being offered at $1.25 per Share. For example, if you purchase 100 Shares you will pay $125. The Shares will not have any preemption rights and will share in dividends on a pro-rata basis. The Shares have voting rights, and one stock equals one voted, the Shares will be sold pursuant to the Subscription Agreement   For more information about the nature of the securities see the PPM attached hereto and the Subscription Agreement. The Subscription Agreement is the only method of acquisition of the Shares.

Obligation to Contribute Capital

Once you pay for the Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Restrictions on Transfer of Securities

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d–1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) For purposes of this § 227.501, the term *accredited investor* shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this section, the term ***member of the family of the purchaser or the equivalent*** includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Security

The Shares are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Shareholder Rights

The rights to the investors could be altered by a majority vote of shareholders entitled to vote, and the Shares.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	5,000,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	One vote per share, no preemption rights, have the right to share in any dividends on a pro rata basis
How these securities differ from the Shares being offered to investors	None

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of stock). Some of these additional classes of securities could have rights that are superior to those of the Shares. For example, the Company could create a new class of shares and give them preemption or anti-dilution provisions.

The People Who Control the Company

Each Person Who Owns 20% or More of the Voting Power

Name of Holder	Number of Shares	% of Voting Power[3] (Prior to Offering)
Vikram Prabhu Sneha Prabhu[4]	2,500,000	50%
Jason Rodarte Redmond	1,500,000	30%

How the Exercise of Voting Rights Could Affect You

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely your investment will increase in value. If they make poor business decisions, it is less likely your investment will increase in value. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, impacting your investment as equity investors are usually last in bankruptcy priority. They could also issue more shares thus diluting the value of your investment.

How the Shares are Being Valued

The valuation was based on Fairway Tech technology applications, specifically Bag Chatter, in progress and their market potential. However, no experts, professionals, or specialists were contacted or employed to provide a valuation. Therefore, the valuation is based solely on the opinion of management and is therefore arbitrary.

The Intermediary

The Company is offering its securities through Andes Capital Group, LLC., which is a "Broker Dealer" licensed by the Securities and Exchange Commission and FINRA. Andes Capital Group, LLC's Central Index Key (CIK) number is 0001348811, their SEC File number is 8-67202, and their Central Registration Depository (CRD) number is 139212.

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[3] Based on 5,000,000 common shares issued and outstanding

[4] Vikram Prabhu owns 1,250,000 shares, and 25% voting power (Prior to Offering); Sneha Prabhu owns 1,250,000 shares, and 25% voting power (Prior to Offering).

Compensation of the Intermediary

A fee equal of 3% in cash of the aggregate amount raised by the Company, payable at each closing of the Offering. Company authorizes Andes to deduct the fee directly from the Company's third-party escrow facilitator or payment account

Escrow Facilitator

The company has engaged North Capital as an escrow facilitator (the "Escrow Facilitator") to hold funds tendered by investors. We may hold a series of closings at which we receive the funds from the escrow facilitator and issue the shares to investors.

Indebtedness of the Company

None.

Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering other than the following:

The Company's Financials

The financial statements presented in this report is of Fairway Tech, Inc. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

These financial statements are presented in United States dollars. The accompanying financial statements have been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

LITIGATION

The Company is not party to any pending, or to our knowledge, threatened litigation of any type.

The Company's Financial Statements

Please see Appendix A

Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

Updates on the Progress of the Offering

To track the investment commitments, we've received in this Offering, click to see the information on the investor website: https://www.ftinvestors.com. This website will be updated periodically.

Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

Other Information Prospective Investors Should Know About

Investors will receive 10% bonus shares for any investment made of $2,500 or more.

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

FAIRWAY TECH

Financial Statements
With Independent Accounts' Review Report

Years Ending December 31, 2020, 2021 & 2022



WESTAX ACCOUNTING & TAX

Independent Accountant's Review Report

Members of Fairway Tech's Inc

We have reviewed the accompanying financial statements of Fairway Tech, Inc, which comprise the balance sheet as of December 31, 2020, 2021 & 2022, and the related statements of income, for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the member's financial data and making inquiries of the members. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The Members' Responsibly for the Financial Statements
The members are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with the Statements Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Fairway Tech, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cheryl Gerald, CRTP #P00173857, CTEC #165601
Westax Accounting and Tax

September 7, 2023
Riverside, California

FAIRWAYTECH INC

BALANCE SHEET

As of December 31, 2022

	31-Dec-22		31-Dec-21		31-Dec-20	
Assets						
Current Assets:						
Amounts owed from shareholders	$	-	$	1,000.00	$	1,000.00
Due From Affiliates					$	-
Total Current Assets	$	-	$	1,000.00	$	1,000.00
Goodwill	$	-	$	-	$	-
Property, Plant & Equipment,	$	-	$	-	$	-
Deposits	$	-	$	-	$	-
Total Assets	$	-	$	1,000.00	$	1,000.00
Liabilities & Equity						
Current Liabilities:						
Shareholders loan	$	12,436.00	$	10,226.00	$	6,884.00
Total Current Liabilities	$	12,436.00	$	10,226.00	$	6,884.00
Equity:						
Common stock	$	1,000.00	$	1,000.00	$	1,000.00
Opening retained earnings	$	(10,226.00)	$	(6,884.00)	$	-
Profit/(loss) for the period	$	(3,210.00)	$	(3,342.00)	$	(6,884.00)
Total Liabilities & Equity	$	-	$	1,000.00	$	1,000.00

FAIRWAYTECH INC

PROFIT AND LOSS STATEMENT & RETAINED EARNINGS

As of December 31, 2022

		31-Dec-22	31-Dec-21	31-Dec-20
GROSS REVENUES				
COST OF SALES		$ -	$ -	$ -
	TOTAL COST OF GOODS SOLD	$ -	$ -	$ -
	GROSS PROFIT(LOSS)	$ -	$ -	$ -
OPERATING EXPENSES				
SOFTWARE		$ 516.00	$ 3,342.00	$ 6,884.00
INTERNET & EMAIL		$ 144.00		
PROFESSIONAL FEES		$ 2,550.00		
	TOTAL OPERATING EXPENSES	$ (3,210.00)	$ (3,342.00)	$ 6,884.00
	EBITDA			$ (6,884.00)
INTEREST EXPENSE		$ -	$ -	$ -
INTEREST INCOME		$ -	$ -	$ -
DEORECIATION & AMORTIZATION EXPENSE		$ -	$ -	$ -
	INCOME FROM OPERATIONS	$ (3,210.00)	$ (3,342.00)	$ (6,884.00)
OTHER INCOME/EXPENSE		$ -	$ -	$ -
INTEREST INCOME				
	NET INCOME (LOSS)	$ (3,210.00)	$ (3,242.00)	$ (6,884.00)

FAIRWAY TECH, Inc.
Consolidated Statement of Shareholder's Equity
As of December 31, 2022

	Common Stock	Accumulated Surplus	Total Shareholders Equity
	Shares ($0.01 per share)		
May 3rd, 2020			
100,000 shares issued to Founders as signing bonus	100,000		$ 1,000
Net income as of December 31st, 2020		$ (6,884)	
Net income as of December 31st, 2021		$ (3,342)	
Net income as of December 31st, 2022		$ (3,210)	
Net income from inception to December 31st, 2022		$ (13,436)	$ (13,436)
Balance at December 31, 2022			$ (12,436)

FAIRWAYTECH INC
Condenced Statement of Cash Flows
As of December 31, 2022

Statement of Cash Flows
As of December 31, 2022

		TOTALS		
		31-Dec-22	**31-Dec-21**	**31-Dec-20**
►	OPERATING ACTIVITIES	$ (3,210.00)	$ (3,342.00)	$ (6,884.00)
►	INVESTING ACTIVITIES	$ -	$ -	$ -
►	FINANCING ACTIVITIES	$ -	$ -	$ -
	NET CASH INCREASE FOR PERIOD	$ -	$ -	$ -
	CASH AT END OF PERIOD	$ -	$ -	$ -

FAIRWAY TECH, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement presented in this report is of FAIRWAY TECH, Inc. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This financial statement is presented in United States dollars. The accompanying financial statement has been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

Organization

The Company was incorporated on May 3rd, 2020.

Nature of operations

The Company was formed as a sports technology company and to build a peer-to-peer marketplace for the golf industry. This intuitive platform that allows users to rent and lend golf equipment through an online marketplace that uses a peer-peer business model, which has been successfully implemented in other industries.

Year-end

The Company's year-end is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America, and
have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Cash and cash equivalents

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposits and all highly liquid debt instruments with original maturities of three months or less.

Revenue recognition

The Company recognizes revenue in accordance with generally accepted accounting principles
as outlined in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which consists of five steps
to evaluating contracts with customers for revenue recognition: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Revenue recognition occurs at the time we satisfy a performance obligation to our customers, when control transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters of customer acceptance. We only record revenue when collectability is probable.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Company's consolidated balance sheets in accordance with ASC 740,
which established financial accounting and reporting standards for the effect of income taxes. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance. Changes in the Company's valuation allowance

in a period are recorded through the income tax provision on the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if
it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance
on derecognition, classification, interest and penalties, accounting in interim periods, disclosure
and transition.

Earnings per Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period.

NOTE 2 – SHAREHOLDERS' EQUITY

The Company is authorized to issue 100,000 shares of its $0.01 par value common stock.

On May 3rd, 2020, the Company issued 100,000 shares of Common Stock at $0.01 per share to its Founders as signing bonuses.

On June 13th, 2023, the Company increased the number of authorized shares to 8,000,000. Subsequently, it issued 4,900,000 shares of Common Stock to its founders and to its independent contractors as signing bonuses.

On June 13th, 2023, the board of directors passed a resolution to change the par value of the company's common stock to $0.001.

NOTE 3 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2022, to the date these financial statements were issued, and there were other material subsequent events to disclose in these financial statements, as noted.

On June 13th, 2023, a special resolution by the written action of the board of directors and the shareholders of Fairway Tech to change the number of authorized shares of the corporation to 8,000,000 was adopted, and duly prepared and filed by the officers of the company. Subsequently, the company issued 4,900,000 shares of Common Stock to its founders and to its independent contractors as signing bonuses.

On June 13th, 2023, the board of directors passed a resolution to change the par value of the company's common stock to $0.001.